UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2010, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

Item 4.   Plan financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1           Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of The
Procter & Gamble Commercial Company

Date: December 21, 2010
By: _/s/ Jennifer J. Ting______________________
       Jennifer J. Ting
       Secretary, Master Savings Plan Committee

            The Profit Sharing Retirement
         Plan of The Procter & Gamble
         Commercial Company

                Financial Statements as of and for the
             Years Ended June 30, 2010 and 2009,
             Supplemental Schedule as of June 30, 2010, and
             Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of June 30, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2010 and 2009	3

Notes to Financial Statements as of and for the Years Ended June 30, 2010 and 2009	4-9

SUPPLEMENTAL SCHEDULE -	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2010	11

   NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor's Rules and
        Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master
Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
December 20, 2010

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2010 AND 2009

	2010	2009

ASSETS:
Investments — at fair value:
Cash	$ 6,700	$ 318
The Procter & Gamble Company common stock	28,525,241	27,905,568
475,579 shares (cost $20,783,674) at June 30, 2010;
546,097 shares (cost $22,978,360) at June 30, 2009
The J.M. Smucker Company common stock	168,399	157,829
2,796 shares (cost $74,631) at June 30, 2010;
3,244 shares (cost $84,230) at June 30, 2009
Mutual funds	21,275,284	20,122,424

Total investments	49,975,624	48,186,139

Companies' contributions receivable	3,745,370	3,605,204

NET ASSETS AVAILABLE FOR BENEFITS	$ 53,720,994	$ 51,791,343

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ 6,896,618	$ (10,405,735)
Dividend income	1,264,037	1,593,279
Interest income	13,602	68,474

Net investment income (loss)	8,174,257	(8,743,982)

Companies' contributions (net of forfeitures)	3,729,789	3,601,323

Total additions - net	11,904,046	(5,142,659)

DEDUCTIONS — Benefits paid to participants	9,974,395	3,665,476

NET INCREASE (DECREASE) DURING THE YEAR	1,929,651	(8,808,135)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	51,791,343	60,599,478

End of year	$ 53,720,994	$ 51,791,343

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

1.	PLAN DESCRIPTION

The following description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial, LLC, Olay LLC, and Procter & Gamble Pharmaceuticals Puerto Rico LLC (collectively, the “Companies”), indirect wholly owned subsidiaries of The Procter & Gamble Company (the “Ultimate Parent” or “P&G”). The Plan Sponsor is Procter & Gamble Commercial, LLC (the "Plan Sponsor"). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service. The Procter & Gamble Master Savings Plan Committee (the "Plan Committee") controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 31, 2009, all participants terminating employment with Procter & Gamble Pharmaceuticals Puerto Rico LLC in connection with the sale of the pharmaceutical business of the Ultimate Parent to a third party, became 100% vested in their account balances as of the effective date of the sale.

Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies’ contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.

The following schedule details the contribution percentages by years of service.

Contribution
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of the Companies’ contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of the Companies’ contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and P&G common stock as investment options for participants.

In May of 2002, certain P&G brands were spun-off to its shareholders and subsequently merged into The J.M. Smucker Company (“Smucker’s”). As a result, participants holding P&G common stock received one share of Smucker’s stock for every fifty shares of P&G common stock. The cost basis of P&G common stock prior to the Smucker’s spin-off was allocated between P&G common stock held and the Smucker’s common stock received. Participants are not permitted to purchase additional shares of Smucker’s.

Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service.  Refer to Note 6 for vesting provisions in the event of Plan termination.

Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed ten years after the date of death, termination, retirement, or disability.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies’ annual contributions. During the years ended June 30, 2010 and 2009, the Companies’ annual contributions were reduced by $43,230 and $15,520, respectively, from forfeited nonvested accounts.

Plan Amendment – The Plan Sponsor has the right to amend the Plan at any time.  However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the P&G common stock and Smucker’s common stock is determined by published composite trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Standards Adopted —  The accounting standards initially adopted in the 2010 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009. The adoption of this guidance is reflected in these financial statements.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that each major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

New Accounting Standards to Be Adopted — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

Administrative Expenses — Administrative expenses of the Plan are paid by the Companies, except to the extent such expenses are paid from the trust.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $931,947 at June 30, 2010 and 2009, respectively.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2010 and 2009.

	Fair Value Measurements at June 30, 2010, Using

	Quoted Prices in Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 6,700	$ -	$ -	$ 6,700
Common stock	28,693,640	-	-	28,693,640
Mutual funds
Fixed	6,992,282	-	-	6,992,282
Equity	6,394,834	-	-	6,394,834
Balanced	7,888,168	-	-	7,888,168
Total	$ 49,975,624	$ -	$ -	$ 49,975,624

Fair Value Measurements at June 30, 2009, Using

	Quoted Prices in Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash and equivalents	$ 318	$ -	$ -	$ 318
Common stock	28,063,397	-	-	28,063,397
Mutual funds	20,122,424	-	-	20,122,424
Total	$ 48,186,139	$ -	$ -	$ 48,186,139

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2010 and 2009, are as follows:

		2010	2009

*	The Procter & Gamble Company Common Stock	$ 28,525,241	$ 27,905,568
	Oakmark Equity Income Fund	-	8,018,968
*	J.P. Morgan Prime Money Market Fund	4,098,881	4,454,863
	Blackrock S&P 500 Fund	3,464,408	3,225,854
	Vanguard Balanced Index	7,888,168	-
	Vanguard Total Bond Index	2,893,401	-

*	Party-in-interest.

During the years ended June 30, 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2010	2009

Net appreciation (depreciation) in fair value of:
Mutual funds	$ 2,007,008	$ (4,682,899)
Common stock	4,889,610	(5,722,836)

Net appreciation (depreciation) of investments	$ 6,896,618	$ (10,405,735)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J. P. Morgan Investment Advisors. J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee as defined by the Plan.  J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank.  Therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At June 30, 2010 and 2009, the Plan held 475,579 and 546,097 shares, respectively, of P&G common stock with a cost basis of $20,783,674 and $22,978,360, respectively. During the years ended June 30, 2010 and 2009, the Companies contributed $3,729,789 and $3,601,323, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2010 and 2009, the Plan recorded dividend income from P&G common stock of $913,312 and $890,339, respectively.

During the years ended June 30, 2010 and 2009, the Plan’s investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $4,853,763 and $(5,747,757), respectively.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

7.	FEDERAL INCOME TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 2, 2004, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the latest determination letter. However, the Plan Sponsor and the Plan administrator have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC, and the Plan remains qualified and tax-exempt.  Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

8.	VOLUNTARY CORRECTION PROGRAM

The financial statements for the plan year that ended June 30, 2010, reflect the correction of approximately $700,000 for certain contributions from prior years.  Plan management believes the correction is not material to the Plan’s financial statements.  The Plan intends to file an application with the IRS through its Voluntary Correction Program to address this correction.  Plan management believes the IRS will approve the application and that this correction will not affect the Plan’s tax-exempt status.

******

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2010
EIN: 66-0676831
PLAN NUMBER: 001

	Identity of Issue	Description of Investment	Fair Value

	SHORT TERM INVESTMENTS:
*	J.P. Morgan Chase Bank	Liquified Cash	$ 6,700

*	THE PROCTER & GAMBLE COMPANY	Common stock, no par value	28,525,241
		475,579 shares (cost $20,783,674)

	THE J.M. SMUCKER COMPANY	Common stock, no par value	168,399
		2,796 shares (cost $74,631)

	MUTUAL FUNDS:
*	J.P. Morgan Chase Bank	Prime Money Market Fund	4,098,881
	Blackrock	S&P 500 Fund	3,464,408
	Vanguard	Inflation Protected Securities	536
	Vanguard	Balanced Index	7,888,168
	Vanguard	Total Bond Index	2,893,401
	Vanguard	Small Cap Index	1,759,793
	Vanguard	FTSE All-World Ex US Index	1,170,097

	TOTAL ASSETS		$ 49,975,624

*	Party-in-interest.